02053132

UNITED STATES
[ ]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 12-3-02

SEC FILE NO.
8-42537

FV 12/6/02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED DEC 02 2002 SEC MAIL PROCESSING SECTION WASH, D.C. 180

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (mm/dd/yy) AND ENDING 09/30/02 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PERSONAL FINANCIAL CONSULTANTS
SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

7251 CRONIN CIRCLE
(No and Street)

DUBLIN (city) CALIFORNIA (State) 94568 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LOREN KAYFETZ (925) 833-1031
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, (Address) Walnut Creek, (City) California (Sate) 94596 (Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED
DEC 10 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **LOREN KAYFETZ**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **PERSONAL FINANCIAL CONSULTANTS SECURITIES CORPORATION.**, as of **SEPTEMBER 30, 2002**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

PRESIDENT
Title

Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Conditions.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Personal Financial Consultants Securities Corporation

Table of Contents

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
Personal Financial Consultants Securities Corporation
Dublin, California

We have audited the accompanying statement of financial condition of Personal Financial Consultants Securities Corporation as of September 30, 2002, and the related statements of income, changes in stockholder's equity and cash flows, for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Personal Financial Consultants Securities Corporation at September 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

E Wintter & Associates

November 5, 2002

Personal Financial Consultants Securities Corporation

Statement of Financial Condition

September 30, 2002

Assets

Cash		$ 73
Commissions receivable		68,237
Due from officers		39,437
Prepaid expense		4,504
Total assets		$ 112,251

Liabilities and Stockholder's Equity

Taxes payable		$ 2,191
Deferred tax liability		17,080
Total liabilities		19,271
Stockholder's equity		
Common stock (100,000 shares of no par authorized; 2,500 shares issued and outstanding)	$ 25,000	
Retained earnings	67,980	
Total stockholder's equity		92,980
Total liabilities and stockholder's equity		$ 112,251

See independent auditor's report and accompanying notes.

Personal Financial Consultants Securities Corporation

Statement of Income

For the Year Ended September 30, 2002

Revenues:		
Commissions	$	559,245
Expenses:		
Compensation expense		274,727
Administrative fees		236,023
Professional fees		7,962
Insurance		5,676
Other operating expenses		3,270
Total expenses		527,658
Income before income taxes		31,587
Income tax expense		10,351
Net income	$	21,236

See independent auditor's report and accompanying notes.

Personal Financial Consultants Securities Corporation

Statement of Changes in Stockholder's Equity

For the Year Ended September 30, 2002

	Common Stock	Retained Earnings	Stockholder's Equity
October 1, 2001	$ 25,000	$ 46,744	$ 71,744
Net income		21,236	21,236
September 30, 2002	$ 25,000	$ 67,980	$ 92,980

See independent auditor's report and accompanying notes.

Personal Financial Consultants Securities Corporation

Statement of Cash Flows

For the Year Ended September 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 21,236
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred tax liability	7,360
(Increase) decrease in:	
Commissions receivable	(1,490)
Due from officers	(33,650)
Increase (decrease) in:	
Taxes payable	2,191
Net Cash Provided (Used) by Operating Activities	(4,353)
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	-
Net increase (decrease) in cash and cash equivalents	$ (4,353)
Cash at September 30, 2001	4,426
Cash at September 30, 2002	$ 73

Operating activities reflect income taxes of $800 paid during the year.

See independent auditor's report and accompanying notes.

Personal Financial Consultants Securities Corporation

Notes to the Financial Statements

September 30, 2002

(1) Organization

Personal Financial Consultants Securities Corporation was incorporated in the State of California on March 26, 1990. The purpose of the Corporation is to act as a broker/dealer engaging in general securities activities primarily in Northern California. Securities transactions are cleared through Clearing Services of America on a fully disclosed basis. Significant revenues are generated through mutual fund transactions which are processed directly by the mutual funds.

(2) Summary of Significant Accounting Policies

Security Transactions
Customer securities transactions and related commission income and expenses are recorded on a trade date basis.

Income Taxes
The Company computes its income taxes under Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" (SFAS No. 109). Under SFAS No. 109, the difference between the financial statement and tax basis of assets and liabilities is computed annually. Deferred income tax assets and liabilities are computed for those differences that have tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts that will more likely than not be unrealized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less to be cash equivalents.

Commissions Receivable
Receivables are primarily from a few mutual fund companies. The Company considers commissions receivable to be fully collectible at September 30, 2002.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Personal Financial Consultants Securities Corporation

Notes to the Financial Statements

September 30, 2002

(3) Income Taxes

Deferred tax assets relate to a California net operating loss carryforward. Deferred tax liabilities relate primarily to the differences of using the cash method of accounting for tax purposes and the accrual method for financial statement purposes. Since it is more likely than not that deferred tax assets will be realized, a valuation allowance has not been established. Net deferred tax liabilities at September 30, 2002 consisted of the following:

Deferred tax assets		
State		$ 260
Deferred tax liabilities		
Federal	$10,910	
State	6,430	
Total deferred tax liabilities		17,340
Net deferred tax liabilities		$ 17,080

Income tax benefit for the year ended September 30, 2002 consisted of the following:

Current	
Federal	$ 2,191
State	800
Deferred	
Federal	3,780
State	3,580
Income tax provision	$10,351

The California tax net operating loss carryforward at September 30, 2002 was $2,896 and is due to expire in the year ending 2005.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At September 30, 2002, the Company's net capital was $22,889, which exceeded the requirement by $17,889.

(5) Related Party Transactions

Under an agreement dated October 1, 1997, Personal Financial Consultants, Inc., an entity under common control provides office facilities, supplies, and services to the Company in exchange for administrative fees which amounted to $236,023 in the year ended September 30, 2002.

Additionally, Loren Kayfetz and Sharon Kayfetz owe the Company $30,687 and $8,750, respectively, as of September 30, 2002. Mr. Kayfetz is the president and 100% shareholder of the Company. Ms. Kayfetz is the vice president of the Company.

(6) Pension Plan

The Company has a simplified employee pension plan. All employees at least 21 years of age with 3 years of service are eligible to participate. Employer contributions are based on employee wages earned. Eligible employees could receive contributions from 0% to 15% of wages and salaries at the Company's discretion. Management expects to make no plan contributions for the year ended September 30, 2002.

SUPPLEMENTAL INFORMATION

Personal Financial Consultants Securities Corporation

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of September 30, 2002

Net Capital:		
Total stockholder's equity qualified for net capital		$ 92,980
Add: Deferred taxes related to accounts receivable otherwise deducted from net capital		8,180
Less: Non-allowable assets		
Commissions receivable	$ 34,330	
Due from officers	39,437	
Prepaid expense	4,504	
Total non-allowable assets		78,271
Net capital		$ 22,889
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $2,191 or $5,000, whichever is greater		5,000
Excess net capital		$ 17,889

Reconciliation with Company's computation (included in Part II of Form X-17A-5) as of September 30, 2002:

Net capital, as reported in Company's Part II (unaudited) Focus Report	$ 24,260
Decrease in stockholder's equity	(19,979)
Increase in deferrd tax related to unallowable receivable	8,180
Decrease in non-allowable assets	10,428
Net capital per above computation	$ 22,889

Personal Financial Consultants Securities Corporation

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

For the Year Ended September 30, 2002

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are cleared through Clearing Services of America or otherwise processed in accordance with Rule 15c3-1(a)(2).

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Personal Financial Consultants Securities Corporation
Dublin, California

In planning and performing our audit of the financial statements and supplemental schedules of Personal Financial Consultants Securities Corporation (the Company) for the period ended September 30, 2002, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in there regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

November 5, 2002

Personal Financial Consultants
Securities Corporation

Annual Audit Report

September 30, 2002

ERNST WINTTER & ASSOCIATES
Certified Public Accountants